RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Announces Final Results of Drill Program at Carrizal

VANCOUVER, BC, July 14, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce the final drill results from the 2022 diamond drill program at our Carrizal  property, Region III, Chile.

The 2022 drill program consisted of nine drillholes (previously reported) totalling 2,010 metres. The program successfully tested the continuity of the north and south Farellon structures at depth, and drilled a newly mineralized structure that lies 250 metres to the east from the Farellon vein.

Highlights

  Results for the last four drillholes highlight the complexity of vein structures within the metasedimentary unit and show consistency with historic drilling
  FAR-22-019 2.8 metres of 0.90% Cu, 0.02% Co and 0.04 g/t Au, continues the down dip extension on the north vein structure
  FAR-22-016 4.4 metres of 0.35% Cu, 0.19% Co and 0.18 g/t Au, this intercept confirms continuity of the mineralized structure in the north and extends mineralization down dip to a vertical depth of approximately 200 metres

Table 1: Assay Results(1)(2)

Drillhole	From	To	Length	Cu%	Co%	Au g/t	CuEq%
FAR-22-015	116.5	120.5	4	0.09	0.04	0.13	0.4
FAR-22-016	215.9	220.3	4.4	0.35	0.19	0.18	1.49
FAR-22-018	201.5	207.4	5.9	0.13	0.02	0.04	0.27
FAR-22-019	86	88.8	2.8	0.9	0.02	0.04	1.04
includes	86.8	87.9	1.1	2.12	0.04	0.12	2.42
FAR-22-012	79.55	83.25	3.7	0.62	0.08	0.13	1.14
FAR-22-013	55.25	59.3	4.05	0.98	0.07	0.1	1.42
FAR-22-013	97.1	123	25.9	0.31	0.05	0.08	0.63
FAR-22-017	200.4	204	3.6	1.36	0.01	0.42	1.73
FAR-22-020	139.9	147.7	7.8	0.83	0.09	0.19	1.44
includes	142	147.7	5.7	1.1	0.12	0.25	1.91

(1) Widths are drill indicated core length as insufficient core drilling has been undertaken to determine true widths with at this time.

(2) CuEq% based on CuEq%= ((Cu lb/t*US$3.75.lb) +(Co lbs/t*US$20/lb) +(Au g/t*0.03215*US$1,850/oz)/US$3.75/lb Cu insitu value and does not account for metallurgical, refining or other losses

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Caitlin Jeffs, President, CEO comments: "We are excited to see depth continuity both to the North and South end of the Farellon structure. At the north end mineralization has been extended a further 50 metres down dip to approximately 200 metres vertical depth. Drilling has now outlined the mineralizing system on only a small portion of the four kilometres of the Farellon structure and we look forward to testing that, along with the numerous undrilled parallel structures identified on the greater property."

QAQC

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab. Samples are prepared and analyzed by ALS laboratories in La Serena, Chile and Lima, Peru. Samples are analyzed for gold using Fire Assay-AA techniques. All samples are analyzed using a 33 element 4 acid digestion ICP analysis method and copper samples over 10,000 ppm are analyzed again for just copper using the same analysis method. All results reported herein have passed QA/QC protocols.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101.

Health and Safety

The health and safety of our personnel and contractors is always top priority to Red Metal. The current situation presents new challenges above and beyond what we normally face while working in the field. Red Metal has implemented further measures to ensure the health and safety of all working on the Company's projects.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

invest@redmetalresources.com

www.redmetalresources.com